INVEST IN **FATHOM TECHNOLOGIES**

Workplace technology designed for today's hybrid world



FATHOM

Dallas Texas

Technology | Hardware | Consumer Goods | Retail

LEAD INVESTOR



Mike Ishizaka

"I have known and worked with both Ani and Dennis previously in a partnership and have been impressed with their understanding of technology and how to apply that to enhance our daily lives. Over the last couple of years, the way we work has changed forever. Hybrid work has been a real blessing for most people but it has also created new challenges. What Fathom is building solves real challenges for both employers and employees. I am confident that the products Fathom is developing will help employees be more productive, manage stress better, and improve their general well-being. As an employer of thousands of people across multiple countries, this is incredibly important to me."

Invested $10,000 this round

Highlights

1. Workplace technology - a $100B+ annual market - is dominated by large, slow-moving incumbents
2. Demand for user-centric innovation is huge. Startups such as Opal and Lumina have raised millions
3. Our research shows people want intelligent, integrated products vs. point solutions
4. We are developing a game-changing suite of user-centric products that will define the future of work
5. We have already built a working prototype of our first product: Fathom ONE
6. Co-founders built and led Topgolf's fastest-growing business unit that spans 30+ countries
7. Alexis Ohanian said of our first product, Fathom ONE, "looks dope"

Our Team



Ani Mehta Co-founder and CEO

Ani has spent his 15+ year career building and advising multi-billion dollar enterprises at BlackRock, BCG, Topgolf, Vista Equity Partners. At Topgolf, Ani built from the ground up one of the company's

largest, fastest-growing divisions: Toptracer

The impetus for Fathom was the deep frustrations our co-founders felt while working from home, specifically with outdated computer hardware, Zoom fatigue, and clutter. We spend more time at our desks than anywhere else. Therefore, we should care deeply about the technology we use to do our work.



Dennis Ekstrom Co-founder and Chief Technology Officer

Dennis has experience of growing a startup to an enterprise. His career started at Toptracer in 2013 where he architected the core technology. His technology leadership has since enabled exponential growth of a SaaS and HaaS business at global scale.

Pitch

Our Story

Our “Why” is personal. We embarked on this journey 18 months ago after sharing deep frustrations with working from home. Outdated computer hardware, conferencing technology that magnified “Zoom fatigue”, terrible user experience stemming from disjointed products, bad industrial design, and the inescapable cluttered workspace were impacting our productivity, confidence, and general wellbeing.



Typical problems caused by poor camera quality and inadequate lighting



Ani's home workspace: four power cords, three HDMI cables, and an extension cord plugged into an extension cord



Ani's brother, Sid, a portfolio manager at BlackRock, has this work setup at home



Booth at Dennis's office that he often takes his conference calls from.

Convinced there had to be a better way, we decided to build it.

After talking to hundreds of people we realized that not only are these problems pervasive but also that they are part of a much larger issue: people today are

increasingly faced with a diminished quality of work life.

The Status Quo Doesn't Work

Hybrid work has brought great benefits for employers and employees alike. The flexibility to work from anywhere has given many of us more control over how we manage life and work. However, we've also experienced new challenges.



Employee Burnout
45% of employees report working longer hours now than pre-pandemic
80% of HR execs say hybrid work is exhausting for employees
Zoom Fatigue And Stress
50% of employees report Zoom fatigue. Among women, it is much higher
"This is not my best camera angle!"
"Why is it so hard to hear people?"
"Do I sound funny?"
Zoom dysmorphia is a stressor for millions of people
Source: SHRM, Spring Health, Virtira



Inconsistent Experience
Working from home - given the technology available - is lower quality of work experience vs. the office



Clutter and the Impact on Wellbeing
Mental Health
Heightened anxiety and stress caused by increased cortisol levels
Productivity And Focus
70% reduced ability to focus vs. people working in tidy spaces

Why Individuals Should Care

The average professional spends more time working than anything else.



How We Spend Our Time
Work
Sleep
Leisure
Home / Family Care
Eating
Other
Source: BLS

And how well they spend that time - in the context of what we are endeavoring

to solve - is determined by three things:


Contributors to Quality of Worklife
Productivity
Having technology at your fingertips that helps you achieve your best
Confidence
Feeling good about who you are and presenting your best self to the world
Simplicity
Technology that is intuitive, intelligent, and that makes your life less stressful

Therefore, we should care deeply about the technology we use to do our work and the way these products are designed. Unfortunately, the industry is dominated by large incumbents that are slow to innovate, which means all of us have to compromise.

Why Organizations Should Care

While our products are designed for individuals, the benefits of their using better-designed technology will also make a difference to the organizations that they are part of. And organizations/businesses will be the primary target of our go-to-market model.


Primary Benefits for Organizations
Brand Image
How employees present themselves to the world reflects directly on their employers
Employee Productivity
Better designed products allow employees to be more efficient
Employee Wellbeing
Hybrid work has increased stress. Fathom products are designed with employee wellbeing at their core

Our Mission

At Fathom, we are on a mission to change the way we work. We are on a mission to serve the needs of the modern professional with technology that improves their quality of work life. And we are doing this by developing a full suite of hardware and software products that focus first and foremost on helping people be their most confident and stress-free selves at work – at home or the office.

And we are so proud and excited to introduce our first product: **Fathom ONE**


FATHOM



Fathom ONE

Designed from the ground up in Sweden and Chicago, Fathom ONE (*patent pending*) blends cutting-edge technology and design. It delivers - in an integrated, out-of-the-box experience - the hardware and software you need to perform your best, and to be your most confident and calm self. And it is crafted with design elements that will accentuate any workspace, at home or in the office.

1. Technology


Ultrawide screen - Use as 1, or as 2
Regular setup
With Fathom ONE
1
2
1
2
All the space you need to be productive. Multi-task with the dual screen capability.


UHD Camera
With Face-centering


Automatic Eye Level Framing
Electronic Height Adjustment for the Optimal Angle



Camera below eye level.
Not optimal



Camera at eye level.
Optimal



Camera above eye level.
Not optimal


Intelligent Adaptive Lighting
Light diffusers engineered to minimize eye strain
Proper facial illumination is critical for presenting your best self to the world
Light halo auto-adjusts to ensure balanced illumination optimized for you

Showcase Your Best Self

Laptop camera, No augmented lighting | **Using Fathom ONE**



Light source behind person



Light source to person's right


Noise Cancelling Microphones
Studio-quality four-mic array with directional beamforming


Immersive Spatial Audio
Bending wave technology that delivers a studio sound experience


Active Performance Tracking
Track your engagement level, use of filler words, and other active metrics
Now, 13:24
Great presentation!
Read more


Dashboards and Remedial Guidance
Track your screen and video time and access a self-help library that helps you unwind
Now, 13:24
Feeling fatigued?
Try a quick meditation exercise
Access Library

2. Experience


Convenience
Complete control and peace-of-mind with one-click camera and microphone toggles, and clear visual cues




Zero Assembly
Less than 5 minutes from unboxing to unstoppable

3. Design


One Cable
That's it.
Completely clutter-free.

Our Business Model


While our sales effort will be B2B focused, we will market to individuals too to drive awareness and demand
BUSINESSES
INDUVIDUALS / EMPLOYEES
Sales Focus = Business Customers
Multi-channel marketing to drive awareness and need

Use of Funds


Use Of Funding
(If we raise our $1.235M maximum)
Engineering & Product development - 37,5%
Branding, Marketing & Sales - 30%


$
Initial manufacturing 25%
WeFunder fees 7.5%

Upcoming Milestones


Upcoming Milestones
End of Wefunder campaign
Q1 2023
Final design
Q2 2023
Launch pre-order campaign
Q3 2023
Complete plant tooling
Q4 2023
First delivery
Q1 2024
This slide contains forward projections which cannot be guaranteed

Expected Pricing

We expect Fathom ONE to initially be priced at $1,499. It is likely that this will change as we finalize design and development.

Our Journey Thus Far



Ani's friend, Brian, lending an expert hand with the first proof-of-concept in his garage in Dallas





The first proof-of-concept of the Fathom ONE



Having some fun with the proof-of-concept at the end of a difficult day



Dennis in his Stockholm apartment, very pleased with the first prototype



Our workshop in Mattias' garage in Stockholm



Building the Fathom ONE prototype





Mattias testing components of the lighting halo

Fabric testing to ensure optimal luminescence and diffusion







Team engineer, Björn, testing the adaptive
lighting algorithm in Sweden



Dennis and Mattias testing the Fathom ONE prototype



Dennis editing code for the lighting
algorithm in his Stockholm apartment

Thank You

FATHOM

hello@getfathom.co